CITY NATIONAL CORPORATION 555 S. Flower Street, 18th Floor Los Angeles, CA 90071

January 5, 2007

Via EDGAR and Facsimile Division of Corporation Finance Securities and Exchange Commission Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549 Attention: William C-L Friar Kathryn McHale

Re:	City National Corporation
Registration Statement on Form S-4 (333-139215)

Ladies and Gentlemen:

City National Corporation (“City National”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to
12:00 p.m. on January 8, 2007, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the
Commission Staff, acting pursuant to delegated authority, declare the filing effective, this action does not foreclose the Commission from taking any action with respect to the filing, and City National may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

2. The action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve City
National from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz at (212) 403-1381
with any questions you may have concerning this request. In addition, please notify Mr. Demmo when this request for acceleration has been granted.

City National Corporation

By: /s/ Michael B. Cahill
Michael B. Cahill
Executive Vice President and General
Counsel